

07005082

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING MAR 2007 WASH

SEC FILE NUMBER
8- 65167

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Silverfern Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 East 52nd Street, 32nd Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clive Holmes (212) 209-8860
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP
(Name – *if individual, state last, first, middle name*)

515 Madison Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 29 2007 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Clive Holmes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Silverfern Group, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SWORN TO BEFORE ME THIS
DAY OF 14th February 20 07
STATE OF NEW YORK

COUNTY OF Queens

Notary Public

CHRISTOPHER AMORIM
Notary Public, State of New York
No. 01AM6152031
Qualified in Queens County
Commission Expires August 28, 2010

Clive R. Holmes
Signature

Chairman and Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE SILVERFERN GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2006

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748



INDEPENDENT AUDITOR'S REPORT

The Board of Directors
The Silverfern Group, Inc.

We have audited the accompanying statement of financial condition of The Silverfern Group, Inc. (the Company) as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of The Silverfern Group, Inc. as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Pustorino, Puglisi + Co., LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
February 27, 2007

THE SILVERFERN GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS	
Cash and cash equivalents	$ 214,182
Accounts receivable	585,503
Security deposit	6,352
Computer equipment, net of accumulated depreciation of $17,593	8,378
Total Assets	$ 814,415

LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 288,085
Total Liabilities	288,085
Stockholder's Equity	
Common stock, no par value, 20,000 shares authorized, 1,600 shares issued and outstanding	696,000
Retained deficit	(169,670)
Total Stockholder's Equity	526,330
Total Liabilities and Stockholder's Equity	$ 814,415

The accompanying notes are an integral part of these financial statements.

THE SILVERFERN GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note 1 – Organization:

The Silverfern Group, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). Effective January 2004 the Company changed its name to Kiwi Securities Inc. from Kiwi Partners Securities Inc. Effective December 2004 the Company changed its name to The Silverfern Group, Inc. from Kiwi Securities Inc. The Company provides investment banking and related financial advisory services to institutional clients. It operates out of an office in the New York City metropolitan area and a branch office in San Francisco, California.

Note 2 – Significant Accounting Policies:

Basis of Presentation:

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting standards generally accepted in the United States of America.

Revenue Recognition:

The Company records advisory fees as they are earned based on the services provided or in the case of investment banking fees, when the transaction is consummated.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Depreciation:

Depreciation is provided on a straight-line basis over the estimated useful lives of the assets.

Income Taxes:

The Company is subject to federal, state and local income taxes on its taxable income.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 – Income Taxes:

Deferred tax assets are comprised of the following:

Deferred	
Federal	$ 3,000
State & local	27,000
	30,000
Less: Valuation allowance	(30,000)
	$ -

At December 31, 2006, the Company has recorded a deferred tax asset approximately of $30,000. A valuation allowance is recognized against deferred tax assets if it is more likely than not that such asset will not be realized in future years. Accordingly, a valuation allowance for the full amount has been recorded against the deferred tax asset in accordance with the realization criteria established by Statement of Financial Accounting Standards No.109 "Accounting for Income Taxes". The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. Due to the Company's limited operating history, evaluation of the Company's ability to generate future taxable income is not reasonably possible.

The provision for income taxes consists of the following:

Current provision	$ 17,000
Benefit of loss carryforward	(17,000)
	$ -

Note 4 – Concentrations:

The Company maintains all of its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk.

During 2006, the Company provided services to three major customers, resulting in revenues of approximately 50% of total revenues.

THE SILVERFERN GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note 5 – Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or 6 and 2/3% of aggregate indebtedness. As of December 31, 2006, the Company had net capital of $63,597, which exceeded its requirement by $44,391. As of December 31, 2006 the ratio of aggregate indebtedness to net capital was 4.53:1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection (k)(2)(i) of the Rule.

Note 6 – Commitments and Contingencies:

At December 31, 2006, the Company is obligated under various leases expiring through 2014. Approximate future aggregate annual rental payments under the leases are as follows:

Year ending December 31,

2007	$ 240,000
2008	241,000
2009	236,000
2010	220,000
2011	214,000
Thereafter	553,000
	$1,704,000

Rent expense for the year ended December 31, 2006 was approximately $206,000.

The Company's office space is secured by a letter of credit from the Company's sole shareholder. The Company leases equipment and furniture from its sole shareholder. Payments to the sole shareholder under these lease agreement amounted to approximately $48,000.

Note 7 – Related Party Transaction:

Included in other income is $355,000 of fees earned from an affiliated entity.

END